AfterrHome Inc.

Technology | Social Impact | Female Founder | Tech | Black Founder

AfterrHome uses A.I. to help users book remote live stream inspections

AFTERRHOME.COM BALTIMORE MARYLAND

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Not only is this a major market opportunity; but it is also an opportunity to respond to a growing need in the real estate process. By adding A.I. and remote live-stream inspections, our model revolutionizes a traditional process & aligns to the modern buyer who is accustomed to technological advances in real estate and remote options.

Michael Floyd Founder/CEO @ AfterrHome Inc.

Why you may want to support us...

1. Over $500 Million Market Opportunity
2. Remote-Live Stream Inspections
3. Uses Artificial Intelligence to scan property neighborhood data for environmental hazards
4. Self- Analyzing SMART Inspection Report Scalable Inspection Technology
5. Subscription model for home inspection payments
6. 4 ways to generate revenue: Inspections Realtor Programs Maintenance Plans Moving Services
7. Growth and innovation potential on parallel with platforms like Amazon and Zillow
8. Experienced Team with over 20 yrs Tech+Real Estate Experience

WE'VE RAISED $39,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Michael Floyd
Founder/CEO
I utilized the model from YC Start-up school to create a simulation of a tech start-up accelerator for HS youth. This model forms the basis of a Tech, Engineering and Entrepreneurship program for high school youth in Detroit.



Lenora Felder
Co-Founder/COO
I created an aquaponics system inside of a school in Southeast DC. I showed urban HS youth how to utilize iterative design and science to farm tilapia and grow fresh foods using aquaponics--providing fresh food and produce in a food desert.

Downloads

- AfterrHome Pitchdeck.pdf
- AfterrHome Inc Wefunder Revenue Share Calculator vUnlocked.pdf

The Story of AfterrHome

We started in 2019 and we are already changing the future of home inspections!

After the countless stories of home inspection nightmares that can be found on social media, we decided to revolutionize the home inspection industry by addressing the top complaints of :

1) Finding reputable, quality and transparent inspectors

2) out-of-pocket costs of inspections

3)slow inspection reports

We decided on Artificial Intelligence!!

After doing more research, we decided that homebuyers also needed some assistance in choosing the appropriate environmental inspections for their home.


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So we created a platform that uses Artificial Intelligence to scan the address of the property and suggest environmental inspections based on the neighborhood data.

AfterrHome also allows users to pay only 50% on the costs at booking and the rest they can pay over three months.

We attended YC Start-Up School to further develop our concept and received invaluable instruction from tech industry professionals

STARTUP SCHOOL
by Y Combinator

We got set to Launch... Then COVID-19 happened...

The COVID-19 pandemic delayed our launch. We then had to figure out how to pivot...



WE LAUNCHED A KIVA CAMPAIGN!!!


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Lenora
AfterrHome Inc
Baltimore, MD, United States / Technology
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A loan helped a woman-owned business buy equipment and provide jobs despite COVID-19's challenges.
Lenora's story
Growing up in Philadelphia, I saw many abandoned homes with structural damage. Many brave people bought these homes without knowing the
Loan details

We successfully raised $7,500 through Kiva to enhance our technology and develop our new strategy.

Remote Live-Stream Inspections

After experiencing social distancing, we realized that this was our new norm and we have to find a way to conduct inspections but adhere to social distancing.

We did some research and realized that social distancing offered a chance to innovate home inspections by introducing remote live stream inspections.

Our inspectors would do on-site home inspections, and provide a live-stream link for the homebuyer and realtor to attend remotely.


AfterrHome

Remote Live Stream Inspections

While it is definitely a response to the pandemic; it also offers a long-term solution to the longstanding problem of scheduling with the inspector, home buyer and realtor. With remote live stream inspections, the realtor and inspector can stay in their offices and watch the inspection via live stream link.

Ready to Launch: September 30th

We received lots of positive feedback from users and industry professionals and are set to launch on September 30, 2020.


AfterrHome

We are pioneering the future of inspections

By integrating A.I. and remote live stream inspections, we are changing the way home-related inspections are conducted.


WELCOME TO A
MILESTONE
ENJOY THE JOURNEY

In the next 6 months we are looking towards the following milestones:

September 30- Launch

November 30- Establish 5 brokerage partnerships

December- All advanced features fully integrated on our site

January- Establish partnership with the Baltimore Department of Health for Environmental Inspection Hazard Prevention Programs

March 30- To be fully launched in at least 5 states

COME ALONG FOR THE RIDE!!



Thank you for choosing us! We hope that you'll stay connected with us and follow us along our success journey!!

Investor Q&A

– COLLAPSE ALL

What does your company do?

AfterrHome is a platform that uses Artificial Intelligence to help users book remote live-stream home inspections. Our A.I assistant recommends inspections based on the neighborhood data & helps users book the inspections online. Users pay 50% at the time of booking and the balance is paid over 3 months. Our home inspector will conduct an on-site inspection, while our users and their realtor view their inspections via live-stream link. Users receive an instant SMART Inspection report.

Where will your company be in 5 years?

In 5 years, we hope to be conducting remote live-stream inspections in every U.S. state and in Canada. Our SMART Inspection Report will be available for licensing to home inspection companies. Our goal is to have enhanced our platform to include a virtual reality where users can step into the virtual version of their prospective homes. They can scan each component and receive an analysis report on the "health" of that component and its "life expectancy."

Why did you choose this idea?

Not only is this a major market opportunity; but it is also an opportunity to respond to a growing need in the real estate process. By adding A.I. and remote live-stream inspections, our model revolutionizes a traditional process & aligns to the modern buyer who is accustomed to technological advances in real estate and remote options.

How far along are you? What's your biggest obstacle?

We will be launching by September 30th, 2020.
Our biggest obstacle has been adjusting our model and pivoting due to the COVID-19 restrictions.
We are in the process of hiring home inspectors to implement our live stream model.

Who competes with you? What do you understand that they don't?

Our competitors: Angie's List, Home Advisor and other local inspectors don't understand that neighborhood environmental safety is just as important as the safety of the home. Our A.I. assistant scans the property's address and recommends inspections based on the neighborhood data.
In real estate, time is of the essence; therefor it is extremely important to receive accurate and timely inspection reports. Our remote-live stream model allows users to receive instant feedback through our SMART inspection report to ensure that users can close on their home as quickly as possible.

How will you make money?

We have 4 ways to make money:
Direct Service Fees
Subscription Payment Service fees
Preventative Maintenance Plan Subscriptions
AfterrHomeX Realtor Reward Membership Subscriptions

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is innovating a very traditional business during a pandemic. It is important that we get home inspectors to buy into our model and implement it using technology. Home inspections have been a very covert industry; but our model is designed to show maximum transparency to the user.
If we do not succeed with this model it would be due to decreased home buying and reluctance of inspectors to follow our live-stream model.